Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No.: 001-40457

Date: June 20, 2023

Fox and Friends– Interview with Michael Seifert

Fox and Friends, Fox Business

June 18, 2023

Rachel Campos-Duffy: As woke corporations embrace abortions using Corporate Social Responsibility policies to push anti family agendas, there is one company that stands in contrast with pro life, pro family, and with pro freedom values.

Will Cain: PublicSq., an app linking patriotic small businesses has announced a new policy offering employees $5,000 when they have a child, or they adopt.

Pete Hegseth: Joining us now Michael Seifert, the CEO of PublicSq., Michael, thanks for being here. Where did this idea come from? I mean you see the whole world going in one direction and you guys went the other.

Michael Seifert: Well, thank you so much for having me. That’s exactly right. We did see the world going in this direction that we believe is really anti-family. We think that ultimately a company is only as strong as the families that built it. And then for us, we’re a pro-family company. We’re unashamed about that. And we’re actually the largest marketplace in the country of pro-family businesses. So we thought what better way to express this value that’s core to our beliefs than actually putting some money behind it, putting our money where our mouth is. And while companies like Amazon, Airbnb, Target, Patagonia, are offering up to $4,500 to pay for their employee’s abortions. We wanted to sing an opposite tune and say let’s actually put $5,000 behind any of our employees that were to have a baby, their spouse were to have a baby, or they were to adopt and this would be $5,000 after tax, they can use it as they please, just as an awesome thank you for being a great team remember and to empower their family to continue to grow.

Rachel Campos-Duffy: I couldn’t love this any more. It’s just awesome. By the way, the list of the companies is interesting the Walt Disney Company is on the list of those offering abortion. The other thing it’s fascinating is these companies try to catch this as they’re so compassionate, but they want you to get an abortion because it’s cheaper for them. It’s more convenient. They want it it’s you know, you don’t have to take maternity leave. I think it’s so great what you’re doing.

Michael Seifert: Well, that’s Well, thank you. That’s the sad reality of this is that these companies will pretend to care about quote unquote women’s health care, but at the end of the day, they just don’t want to pay maternity leave. There, they are more afraid of losing the monetary value that their employees provide. So, they would rather choose that then they would to empower the growth of these families. And I think that’s really destructive. I actually want more of our employees’ family members because I think they’re great people and we want their communities to thrive and we believe that ultimately strong families build a strong nation and I wish more companies felt the same.

Will Cain: Michael, I know you guys are a new company. And I know you just announced this policy. Has anybody taken advantage of the $5,000 bonus?

Michael Seifert: Yes, actually, just in the last month we’ve had three pregnancies announced so it’s happening, people are using it.

Will Cain: Do you issue the bonus upon pregnancy or upon birth on finalization of the adoption?

Michael Seifert: Upon birth.

Will Cain: Upon birth? And finalization.

Michael Seifert: Upon birth yeah but in the adoption case we’re actually doing it upon the beginning of their effort to go adopt because adoption fees can be exorbitant.

Rachel Campos-Duffy: Absolutely true.

Will Cain: It’s really neat. So, some people have already begun the process.

Rachel Campos-Duffy: They are starting the baby boom.

Will Cain: I would suggest, I hope you’ve budget well out the next nine to 12 months.

Pete Hegseth: The PublicSq. baby boom. By the way, it’s a great app PublicSq. I’ve used it in my area to find businesses that align with our values. Appreciate what you’re doing at PublicSq. Thank you.

Michael Seifert: Thank you.

Rachel Campos-Duffy: Thanks, Michael.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) has filed a registration statement on Form S-4 (as amended and as may be further amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PublicSq. and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus (the “IPO Prospectus”) filed with the SEC on June 9, 2021, in connection with Colombier’s initial public offering, Colombier’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 24, 2023, and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any additional private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement), and the requirement that the Merger Agreement and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to satisfy and maintain the listing of Colombier’s securities on the New York Stock Exchange or another national securities exchange, (x) changes in the competitive industries and markets in which PublicSq. operates, or plans to operate; variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of PublicSq. to achieve its business and consumer growth and technical development plans, (xiii) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xiv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xv) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s IPO Prospectus, Colombier’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 24, 2023, the Registration Statement, and subsequent periodic reports filed by Colombier with the SEC, and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq., or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

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